Striker Oil & Gas, Inc.
5075 Westheimer Road, Suite 1133
Houston, Texas 77056
(713) 402-6700

January 12, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Striker Oil & Gas, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 2, 2008 Amendment No. 1 filed on July 16, 2008 Amendment No. 2 filed on October 14,2008
File No. 333-150608
Ladies and Gentlemen:

The Company previously filed the above-referenced Form S-1 registration statement and hereby requests that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

If you have any questions concerning this matter, please contact Marc Ross, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Striker Oil & Gas, Inc.

By:	/s/ Kevan Casey
Kevan Casey
Chief Executive Officer